UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ___________ to _________________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues  - P. O. Box 547
Boyertown, Pennsylvania  19512

Attention:  Gary L. Rhoads
Chief Financial Officer

With copies to:

H. Anderson Ellsworth, Esquire
Executive Vice President and Securities Counsel
National Penn Bank
P. O. Box 547
Boyertown, Pennsylvania  19512

NATIONAL PENN BANCSHARES, INC.

FORM 11-K

TABLE OF CONTENTS

		Page

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits	4

	Statement of Changes in Net Assets Available for Plan Benefits	5

	Notes to Financial Statements	6

	Supplemental Information (1)	12
	Line 4i. Schedule of Assets (Held at Year End)	13

	Signatures	14

	Exhibit 23 Consent of Independent Registered Public Accounting Firm	16

(1)	All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 27, 2007

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31
	2006	2005
ASSETS
Investments, at fair value	$61,086,804	$50,881,430
Contributions receivable	662,509	100,060
Other receivables	3,137	7,841
Cash and cash equivalents	228,468	93,312
	$61,980,918	$51,082,643

LIABILITIES
Other	18,900	11,530
Total liabilities	18,900	11,530
Net assets available for plan benefits	$61,962,018	$51,071,113

The accompanying notes are an integral part of these statements.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
Year Ended
December 31, 2006
Additions to net assets
Investment Income
Net appreciation in fair value of investments	$6,336,835
Interest and dividend income	758,716
Total investment income	7,095,551

Contributions
Employer	2,060,057
Participants	3,779,207
Rollovers	609,022
Total contributions	6,448,286
Total additions	13,543,837

Deductions from net assets
Benefits paid to participants	(2,648,218)
Other	(4,714)
Total deductions	(2,652,932)

Net increase	10,890,905

Net assets available for plan benefits beginning of year	51,071,113

Net assets available for plan benefits end of year	$61,962,018

The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A – DESCRIPTION OF THE PLAN

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.  General

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the Company).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 25, 2006, the Plan was amended to designate persons eligible for participation in the Plan on the first day of the month following 30 days of employment, and to define that for newly-eligible employees, enrollment at 1% of base compensation will be automatic, subject to an “opt-out” procedure.

2.  Contributions

Participants may make contributions of pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 14 mutual funds, a common/collective trust and Company common stock as investment options for participants.  The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to 7% of compensation for the Plan year.  The matching contribution is made in cash and is invested based upon each participant’s investment choice.

On January 25, 2006, the Plan was amended to provide for a discretionary profit sharing contribution to be allocated among eligible employees with the intention to provide, in the first three years, that each participant will receive a minimum contribution of 1% of his or her base compensation (up to a maximum compensation amount of $100,000).  On March 16, 2006, the Plan was amended to revise the allocation of the discretionary profit sharing contribution provided for in the January 25, 2006 amendment from an equal percentage of compensation for all employees to the following three-tier allocation: first, an equal percentage, not to exceed 1%, of compensation through $100,000; second, an equal percentage not to exceed 1%, of compensation over $100,000 to the dollar limit ($220,000); and third, an equal percentage of all compensation.  The discretionary profit sharing contribution was $550,025 and is included in contributions receivable in the Statement of Net Assets Available for Plan Benefits as of December 31, 2006.

3.  Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings.  Forfeitures of terminated participants’ non-vested accounts are used to reduce the Company’s contributions.  At December 31, 2006, forfeited non-vested amounts totaled approximately $29,000.  The benefits to which a participant is entitled are the benefits that can be provided from the participants’ vested accounts.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE A – DESCRIPTION OF THE PLAN - Continued

4.  Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions.  Vesting in accounts derived from Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service.  A participant is 100% vested after three years of credited service.

5.  Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account.  If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant.  If the account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.

6.  Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document.  All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest.  Participants may borrow up to 50% of their vested balance up to $50,000.  All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

On May 17, 2005, the Plan was amended to increase the number of loans a participant may receive from the participant’s Plan account from one to two.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.  Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

2.  Adoption of Accounting Standard

Effective December 31, 2006, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  In accordance with the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE B – SUMMARY OF ACCOUNTING POLICIES - Continued

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in guaranteed investment contracts (GICs), both traditional and synthetic, which are fully benefit-responsive as defined by the FSP.   The effect of this FSP did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2006.

3.  Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

4.  Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee.  The estimated fair value of the Plan’s investment in the Gartmore Morley Stable Value Retirement Fund (Gartmore Fund), a common/collective trust fund primarily holding fully benefit-responsive GICs, is then adjusted to contract value (invested principal plus accrued interest), as required by the FSP described in Note B, Paragraph 2, above.   National Penn Bancshares, Inc. common stock is valued at its quoted market price. Loans are valued at cost which approximates fair value.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

On May 17, 2005, the Plan was amended (a) to transfer Plan administration from a monthly valuation basis to a daily valuation basis, effective July 1, 2005, (b) to change the “default investment” for those participants in the Plan who fail to make an election, and (c) to comply with the “automatic rollover rules” of Section 401(a)(31)(B) of the Internal Revenue Code of 1986, as amended.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend basis.

5.  Payment of Benefits

 Benefits are recorded when paid.

6.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE C – INVESTMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

FAIR VALUE OF INVESTMENTS

	December 31,
	2006	2005

National Penn Bancshares, Inc. Common Stock	$18,505,491	$16,354,158
Registered investment companies:
Income Fund of America R5 Fund	6,495,544	5,229,637
Investment Company of America R5 Fund	5,946,296	4,981,856
Ariel Appreciation Fund	4,806,583	4,598,533
PIMCO Total Return lII ADM Fund	-	3,039,065
Fidelity International Discovery Fund	3,976,345	2,590,691
Fidelity Spartan 500 Index Fund	6,996,141	6,075,133
Other	14,360,404	8,012,357
Total investments, at fair value	$61,086,804	$50,881,430

On August 23, 2006, the Company’s Board of Directors declared a 3% stock dividend on the Company’s common stock, distributable to shareholders of record as of September 8, 2006, and which was distributed on September 30, 2006.

On August 25, 2005, the Company’s Board of Directors declared a five-for-four stock split of the Company’s common stock, distributable to shareholders of record as of September 9, 2005, and which was distributed on September 30, 2005.

For the year ended December 31, 2006, the Plan’s investments (including realized and unrealized gains and (losses) appreciated in value as follows:

Registered investment companies	$4,665,734
Common/collective trusts	92,778
National Penn Bancshares, Inc. common stock	1,578,323
Net appreciation in fair value of investments	$6,336,835

NOTE D - RELATED PARTY TRANSACTIONS

For the period January 1, 2005 through June 30, 2005, certain Plan investments were interests in common/collective trust funds managed by National Penn Investors Trust Company, an indirect subsidiary of National Penn Bancshares, Inc.  National Penn Investors Trust Company is the trustee as defined by the Plan document and therefore these transactions were party-in-interest transactions. The Plan paid no fees to National Penn Investors Trust Company for investment management, trustee, or other services.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Effective July 1, 2005, custodial responsibilities for the Plan were transferred from National Penn Investors Trust Company to AST Trust Company, an unaffiliated trust company.  The Plan’s participation in all common/collective trust funds managed by National Penn Investors Trust Company was terminated at that time.

Participants were given the option to direct the reallocation of their accounts among the new investment choices or allow the trustee to transfer their investment balances to the comparable new investment choice according to a defined allocation.

Investment choices under the Plan at December 31, 2006 consist of National Penn Bancshares, Inc. common stock, and certain open-end mutual funds, including equity funds, fixed income funds, lifestyle funds, and a balanced fund, stable value fund and money market fund.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE F - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated May 14, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE G - PLAN MERGERS

Effective April 10, 2006, National Penn Bancshares, Inc. acquired RESOURCES for Retirement, Inc.   On October 4, 2006, the Plan was amended to permit employees of RESOURCES for Retirement, Inc. to participate in the Plan as of April 10, 2006.  The Company merged the net assets of the RESOURCES for Retirement, Inc. 401(k) Plan of approximately $191,000 into the Plan on March 7, 2007.

Effective January 26, 2006, National Penn Bancshares, Inc. acquired Nittany Financial Corp., parent company of Nittany Bank.  On May 8, 2006, the Plan was amended to permit employees of Nittany Financial Corp. and its subsidiaries to participate in the Plan as of April 6, 2006.  The Company merged net assets of the Nittany Bank 401(k) Profit Sharing Plan of approximately $1,101,000 into the Plan in March and May 2007.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$61,962,018	$51,071,113
Amounts allocated to withdrawing participants	(10,441)	(45,480)
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(31,803)	-
Net assets available for benefits per the Form 5500	$61,919,774	$51,025,633

The following is a reconciliation of net appreciation in the fair value of investments per the financial statements to Form 5500:

2006
Net appreciation in the fair value of investments per the financial statements	$6,336,835
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(31,803)
Net appreciation in the fair value of investments per the Form 5500	$6,305,032

The GICs, which are fully benefit-responsive investment contracts, held by the Plan are reported at fair value on the Form 5500.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$2,648,218
Add: Amounts allocated to withdrawing participants at December 31, 2006	10,441
Less: Amounts allocated to withdrawing participants at December 31, 2005	(45,480)
Benefits paid to participants per Form 5500	$2,613,179

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

NOTE I – SUBSEQUENT EVENT (unaudited)

      Effective March 7, 2007, the Plan was amended and restated into a single plan document.  No substantive changes were made to the Plan in this amendment and restatement.  Concurrently, there was a change in the record-keeper for the Plan.  The investment choices under the Plan were also changed to consist of the following:  National Penn Bancshares, Inc. common stock; certain open-end mutual funds, including equity funds, fixed income funds, and a stable value fund; and a self-directed brokerage account.   The record-keeper’s proprietary asset allocation service also became available to participants as of March 7, 2007.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL INFORMATION

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
EIN 23-2215075
Plan No. 001

Schedule H, line 4i – Schedule of Assets (Held at Year End)December 31, 2006

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current fair value

National Penn Bancshares, Inc.*	Common Stock – 913,851 shares	N/A	$18,505,491
Gartmore Morley Stable Value Retirement Fund	Common/collective Trust- 81,087 shares	N/A	1,682,337
ABN AMRO/TAMRO Small Cap Fund-N	Open-Ended Mutual Fund– 45,562 shares	N/A	890,746
Income Fund of America R5 Fund	Open-Ended Mutual Fund– 319,035 shares	N/A	6,495,544
Ariel Appreciation Fund	Open-Ended Mutual Fund-99,453 shares	N/A	4,806,583
Excelsior Value & Restructuring Fund	Open-Ended Mutual Fund-33,672 shares	N/A	1,769,111
Harbor Capital Appreciation Fund – Institutional	Open-Ended Mutual Fund- 40,720 shares	N/A	1,358,019
Investment Company of America R5 Fund	Open-Ended Mutual Fund- 177,448 shares	N/A	5,946,296
PIMCO Total Return lII ADM Fund	Open-Ended Mutual Fund- 317,644 shares	N/A	2,922,326
Fidelity Cash Reserves	Open-Ended Mutual Fund- 2,412,621 shares	N/A	2,412,621
Fidelity Freedom 2010 Fund	Open-Ended Mutual Fund- 19,343 shares	N/A	282,799
Fidelity Freedom 2020 Fund	Open-Ended Mutual Fund- 92,680 shares	N/A	1,439,319
Fidelity Freedom 2030 Fund	Open-Ended Mutual Fund- 16,901 shares	N/A	270,931
Fidelity Freedom 2040 Fund	Open-Ended Mutual Fund- 22,177 shares	N/A	210,234
Fidelity International Discovery Fund	Open-Ended Mutual Fund- 104,861 shares	N/A	3,976,345
Fidelity Spartan 500 Index Fund	Open-Ended Mutual Fund- 71,411 shares	N/A	6,996,141
Participant loans*	Interest rates range from 5.0% to 10.25%
	Loan maturity dates vary through 2021	N/A	1,121,961
Total assets held for investment			$61,086,804
*	Party-in-interest
**	Cost information is not required for participant-directed investments or participant loans.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 27th day of June, 2007.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By /s/ Glenn E. Moyer
Glenn E. Moyer,
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

        23                                Consent of Grant Thornton LLP.